November 23, 2004


Via E-Mail and U.S. Mail

Alan J. Bogdanow
Vinson & Elkins LLP
3700 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201

Re:	Blockbuster, Inc.
	Schedule TO-I filed November 9, 2004

Dear Mr. Bogdanow:

We have reviewed the tender offer statement referenced above and have the following comments. All defined terms have the same meaning as in your filing, unless otherwise indicated.

Offer to Exchange

Summary Term Sheet - What if my employment terminates after I have tendered Eligible Options? - page 2

1. Clarify the qualifier "subject to applicable laws" in the first bullet point in this section. If legal restrictions limit your ability to return tendered options without exchange if a participating employee leaves the company before the offer is consummated, please explain those restrictions and their genesis. For example, are there particular countries where foreign law so provides?

Conditions of this Offer, page 19

2. The language in the first paragraph of this section appears to state that you may terminate the offer if (i) a listed offer condition is "triggered;" and (ii) you determine that it is inadvisable to proceed with the offer in light of that occurrence. We agree. However, we believe that if you decide to proceed with the offer despite the occurrence of an event that triggers a listed offer condition, you have in effect waived that condition. As you are aware, waiver of an offer condition requires you to amend the offer materials and may require extension of the offer. You may not rely on the language in this paragraph to implicitly waive an offer condition by failing to assert it. Please confirm your understanding supplementally.

3. Refer to the last paragraph in this section. The third and fifth sentences seem contradictory. The third sentence states that once you waive an offer condition, you may not reassert it. The fifth sentence states that the waiver of a condition with respect to one factual scenario will not constitute a waiver with respect to any other, implying that a condition would "survive" waiver. Please clarify.

Information Concerning Blockbuster Inc. - Financial Information, page 24

4. We note that you have incorporated by reference the financial statements for the year ended December 31, 2003 and the quarter ended September 30, 2004. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and
Q&A 7 in Section I.H of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements. Advise how this new information will be disseminated to option holders.

Closing Comments

Please revise your offer materials to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence with your revised proxy statement. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

In connection with responding to our comments, please provide a written statement from Blockbuster acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please be aware that we may have additional comments after reviewing your amendment. If you would like to contact me, please do not hesitate to do so at (202) 942-1773.


Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions